

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 23, 2023

Lisa Palmer
President and Chief Executive Officer
Regency Centers Corporation
One Independent Drive, Suite 114
Jacksonville, FL 32202

> **Re: Regency Centers Corporation**
> **Registration Statement on Form S-4**
> **Filed June 16, 2023**
> **File No. 333-272735**

Dear Lisa Palmer:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Pearlyne Paulemon at 202-551-8714 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Adam O. Emmerich